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                              December 9, 2020

       Michael J. Rugen
       Chief Executive Officer and Chief Financial Officer
       Tengasco, Inc.
       8000 E. Maplewood Avenue, Suite 130
       Greenwood Village, CO 80111

                                                        Re: Tengasco, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 12,
2020
                                                            File No. 333-250019

       Dear Mr. Rugen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed November 12, 2020

       Questions and Answers About the Merger
       Q: What is required to consummate the merger?, page 7

   1. Please revise or add a new question and answer to disclose the ownership interests of the current directors and
officers of Tengasco, Inc.
       Reasons for the Merger, page 12

   2. We note your disclosure in the fifth bullet point that the combined company expects to pay a quarterly cash
dividend. Please provide context for this statement and balance this disclosure by
clarifying that any determination to pay dividends will be at the discretion of the board of directors
and will be dependent on a number of factors further described on page 28. We note your
disclosure on page 28 that the combined company will not have a
 Michael J. Rugen
FirstName  LastNameMichael J. Rugen
Tengasco, Inc.
Comapany9,
December   NameTengasco,
              2020        Inc.
December
Page 2     9, 2020 Page 2
FirstName LastName
         legal obligation to pay dividends at any rate or at all, and there is no guarantee that it will declare or pay quarterly cash dividends to its common stockholders. Summary Pro Forma Combined Oil, Natural Gas and NGLS Reserve and Production Data, page
27

3.       We note that the line items in the tabulations on page 27 for REP   s
historical proved and
         proved developed natural gas reserves and natural gas production as of September 30,
         2019 and the six months ended June 30, 2020 are identified as gas equivalent amounts, implying that natural gas and natural gas liquids are both reflected in the measures, i.e., using MMcfe. However, since you provide separate disclosure of the natural gas liquids reserves and the natural gas liquids production for each period, and considering the disclosures on page F-73, it appears you should revise the natural gas reserves and production line items on page 27 to indicate MMcf rather than MMcfe.
4. Expand your disclosures to explain whether the historical production figures shown on page 27 for the six months ended June 30, 2020 represent the actual amounts produced for the interim period, an average of amounts produced over a longer or different interval of time, or are projected amounts derived from the reserve forecasts as of December 31,
         2019 for TGC and September 30, 2019 for REP.
Risk factors
The combined company   s bylaws will provide that the Court of Chancery of the
State of
Delaware will be the exclusive forum for substantially, page 73

5. Please revise your risk factor to clarify that the post-merger TGC by-laws will provide that unless TGC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.
The Merger
Background of the Merger, page 82

6. We note that TGC engaged Roth Capital Partners, LLC to explore potential opportunities and during that process, TGC had ten presentations and received "multiple" proposals.
         Please revise to disclose when TGC engaged Roth and provide additional details regarding the multiple proposals and the reasons why TPG did not pursue the alternative proposals.
Opinion of Roth Capital Partners, LLC to the TGC Board of Directors, page 88

7. We note that Roth reviewed certain "internal financial statements and other financial and operating data concerning TGC and REP, as provided by their respective representatives"
         in connection with rendering its opinion. We further note the disclosure on page 93 that Roth did not assess the achievability of any projections or assumptions. Please clarify
 Michael J. Rugen
FirstName  LastNameMichael J. Rugen
Tengasco, Inc.
Comapany9,
December   NameTengasco,
              2020        Inc.
December
Page 3     9, 2020 Page 3
FirstName LastName
         the reference to projections and assumptions on page 93 and revise, as applicable, to disclose the material financial projections and assumptions provided by the respective representatives of TGC and REP to Roth in connection with rendering its opinion.
Material U.S. Federal Income Tax Consequences of the Merger, page 104

8. We note your disclosure that the merger will qualify as an exchange under Section 351 of the Internal Revenue Code. As such, you further disclose that other than with respect to any cash received in lieu of any fractional interest in TGC common stock as a result of the merger, no gain or loss is expected to be recognized by the U.S. holders of TGC common stock or the U.S. holders of REP common units as a result of the merger. Please revise to provide an opinion regarding tax matters as these tax consequences appear material to an investor, and revise your disclosure accordingly. See Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 (October 14, 2011). The Merger Agreement, page 108

9. Revise this section to include disclosure on the treatment of REP's issued and outstanding preferred units.
TGC Properties
Reserve Analyses, page 150

10. Expand your disclosures to include a discussion of the material changes that occurred
         during fiscal 2019 in the net quantities of TGC   s proved undeveloped
reserves for each of
         the items you identity, e.g. revisions, improved recovery, extensions and discoveries, conversions to proved developed reserves, sales and acquisitions. If two or more unrelated factors, including offsetting factors, are combined to arrive at the overall change for any of these items, please separately identify and quantify each individual factor so that the overall change in net reserve quantities between periods is fully reconciled.

         The disclosure of revisions in the previous estimates of your proved undeveloped reserves in particular should identify the individual factors that precipitated the revisions, such as changes in commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Please refer to Item 1203(b) of Regulation S-K if you require further clarification or guidance.

         This comment also applies to the explanation of the changes in TGC   s
proved
         undeveloped reserves provided on page F-25 and to the revisions in the previous estimates
         of REP   s proved undeveloped reserves presented on page 162.
11.      Expand the disclosure relating to TGC   s proved undeveloped reserves
to quantify the
         amount of capital expenditures, if any, incurred during fiscal 2019 to convert proved undeveloped reserves to proved developed reserves to comply with Item 1203(c) of
         Regulation S-K.
 Michael J. Rugen
FirstName  LastNameMichael J. Rugen
Tengasco, Inc.
Comapany9,
December   NameTengasco,
              2020        Inc.
December
Page 4     9, 2020 Page 4
FirstName LastName
REP Business
Overview, page 153

12.      Revise the tabular presentation of REP   s reserves as of September
30, 2019 on page 154
         to include the percentages of the probable and possible reserves that are developed, consistent with the figures provided on page 161.
Internal Controls, page 159

13. Expand the discussion of the internal controls used by REP in its reserves estimation effort to describe the qualifications of the technical person(s) primarily responsible for
         overseeing the preparation of the estimates of REP   s reserves to
comply with Item
         1202(a)(7) of Regulation S-K.
Estimation of Probable and Possible Reserves, page 160

14.      Expand the discussion of the uncertainty relating to REP   s probable
and possible reserves
         to include cautionary language clarifying that your estimates of probable and possible reserves have not been adjusted for risk due to that uncertainty, and therefore may not be comparable and should not be summed either together or with estimates of proved reserves. Please refer to Item 1202(a)(5) of Regulation S-K and the answer to our
         Compliance and Disclosure Interpretation Question 105.01 at the following address:
         https://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm, if you require
         further clarification or guidance.
15.      We note that your discussion of REP   s probable and possible reserves
references various
         circumstances from the definitions of probable and possible reserves in Rules 4-10(a)(18)
         and (a)(17) of Regulation S-X, under which such reserves may be assigned. Expand your disclosure to clarify the extent to which one or more of the circumstances that you have identified actually applies to your estimates of probable and possible reserves.
Proved Undeveloped Reserves (PUDs), page 162

16. The dollar amount of the estimated future development costs disclosed on page 162,
         relating to the development of REP   s proved undeveloped reserves at
September 30, 2019,
         appears to be inconsistent with the comparable figure disclosed on page 53. Revise the disclosure to resolve the apparent inconsistency or tell us why a revision is not needed.
Productive Wells, page 164

17.      Expand or modify the disclosure relating to REP   s productive wells
to separately provide
         the total gross and total net productive gas wells to comply with Item 1208(a) of
         Regulation S-K.
 Michael J. Rugen
FirstName  LastNameMichael J. Rugen
Tengasco, Inc.
Comapany9,
December   NameTengasco,
              2020        Inc.
December
Page 5     9, 2020 Page 5
FirstName LastName
Related Party Transactions of Directors and Executive Officers of the Combined Company
Registration Rights Agreement, page 223

18. Please revise your disclosure to include the number of shares which may be registrable under such agreement. Please also file the second amended and restated registration rights agreement among REP, REG, Yorktown, Boomer, Bluescape, Bobby Riley, Kevin Riley
         and Corey Riley as an exhibit to your registration statement. Unaudited Pro Forma Condensed Consolidated and Combined Financial Statements, page 227

19. We understand that REP has been designated as the accounting acquirer and has a fiscal year end of September 30. However, it appears that you have presented the pro forma financial statements based on a fiscal year end of December 31.

         Please expand your disclosure to clarify whether the fiscal year-end of REP will be changed from September 30 to December 31, and if so, when you expect that will occur relative to the date of merger. Under these circumstances, please also clarify whether you will recast prior financial statements based on the new fiscal year or if not, how you will transition reporting to the new fiscal year.

         Conversely, if you expect to retain the current fiscal year of REP, tell us how you have concluded that the pro forma financial statements should not align with the fiscal year of
         REP as the successor entity, if this is your view.
Note 2. Unaudited Pro Forma Condensed Consolidated and Combined Balance Sheet, page 235

20. We note your disclosure in the first paragraph on page 236 explaining that due to the limited trading volume of TGC stock, management believes that the most reliable measure of the fair value of the purchase consideration is based on 5% of the combined value of both companies. However, you have disclosures on pages 228 and 237 indicating that the value of the consideration will be determined based on the closing price of TGC common stock on the date of acquisition.

         Please resolve these conflicting disclosures and revise if necessary to utilize the valuation methodology that will govern your accounting for the transaction in accordance with
         GAAP. If you expect to be utilizing an internal valuation model and not the closing price of TGC common stock at the time of consummation, provide us with further details of your rationale, cite the authoritative guidance you would be relying upon, and submit the underlying valuations that you prepared, including a discussion of all key assumptions.
21. With regard to your combined estimate of value for TGC and REP on page 236, which ascribes fair values of $4.2 million to TGC and $154.1 million to REP, also submit, if not provided in response to the preceding comment, the material assumptions pertaining to the oil and gas quantities of each entity, including the costs and prices utilized, development plans and schedules showing the quantities and values ascribed, presented separately for
 Michael J. Rugen
FirstName  LastNameMichael J. Rugen
Tengasco, Inc.
Comapany9,
December   NameTengasco,
              2020        Inc.
December
Page 6     9, 2020 Page 6
FirstName LastName
         proved producing, proved undeveloped and other than proved, and reconciled to the overall estimate of value for each entity.
Note 4. Earnings Per Share, page 239

22. We note disclosure on the second page of your filing stating that TGC expects to issue approximately 203 million shares of TGC common stock to REP members (including persons holding restricted REP units). However, your tabular disclosure on page 239 indicates that 200.4 million shares of stock will be issued to REP members, comprised of
         2 million REP shares outstanding and 198.4 million post-share consolidation shares.
         Please reconcile this difference in the number of shares to be issued to REP members.
Notes to Unaudited Pro Forma Condensed Consolidated and Combined Financial Statements
Note 5-Supplemental Pro Forma Oil and Gas Information, page 239

23. Expand your disclosure of the pro forma net proved developed and undeveloped reserves, the pro forma standardized measure of discounted future net cash flows, and the changes therein to identify any differences in the assumptions underlying the reserve and cash flow estimates based on using two different dates in preparing the estimates, and given that your presentation indicates a change relative to the fiscal reporting period of REP, the effects that would arise from updating the REP assumptions to December 31, 2019, and any material effects that subsequent events would have on the aggregated pro forma figure.
Principal Equityholders of REP, page 289

24. Please clarify footnote 2 to identify the natural person(s) who have voting or investment control with respect to the shares held by Riley Exploration Group, Inc.


25. We note your disclosure here and on page 291 regarding Riley Exploration Group,
         Yorktown Energy Partners XI, L.P., Bluescape Riley Exploration Acquisition, LLC and
         Bluescape Riley Exploration Holdings LLC. Please provide analysis explaining whether
         the combined entity will be deemed a    controlled company    as
defined by the NYSE and,
         if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.
Other Matters
Glossary of Oil and Gas Terms, page 295

26. Modify your definition of an exploratory well as necessary to reconcile or resolve the inconsistencies with the definition of exploratory well in Rule 4-10(a)(13) of Regulation
         S-X.
 Michael J. Rugen
FirstName  LastNameMichael J. Rugen
Tengasco, Inc.
Comapany9,
December   NameTengasco,
              2020        Inc.
December
Page 7     9, 2020 Page 7
FirstName LastName
Index to Financial Statements F-1, page F-1

27. Please address the requirements to update the historical and pro forma financial statements in your filing, for both Tengasco Inc, and Riley Exploration
Permian, LLC, to comply
         with Rules 8-08 and 8-05 of Regulation S-X. If financial statements for the fiscal year
         ended September 30, 2020 of Riley Exploration     Permian, LLC are not
provided in your
         next amendment, tell us the date that you expect these financial statements would be provided, and if you envision any delay in obtaining an audit, the date these would be provided on an audited basis.
Riley Exploration-Permian LLC
Notes to the Consolidated Financial Statements
Note 17-Supplemental Oil and Gas Information (Unaudited)
Oil, Natural Gas and NGL Quantities, page F-73

28.      Expand the tabular disclosure on page F-73 to include REP   s proved
developed and
         proved undeveloped reserves for each product type at the beginning of the initial period in the reserves reconciliation, i.e., as of September 30, 2016, to comply with FASB ASC
         932-235-50-4.
29.      Expand the disclosure of the prices used to estimate REP   s proved
reserves as of
         September 30, 2019 to explain the reason for the negative natural gas and natural gas liquids prices to comply with FASB ASC 932-235-50-10.
30.      If the prices used to estimate REP   s natural gas and natural gas
liquids reserves as of
         September 30, 2019 were actually negative, expand your disclosure to explain why you consider such reserves to be economically producible and appropriately designated as proved reserves, considering the definitions in Rules 4-10(a)(10) and
(a)(22) of
         Regulation S-X.
31. We note that your discussion of revisions in previous estimates of REP s total proved reserves identifies a single factor, i.e., better well performance, for each period presented.
         Please revise as necessary to ensure that your discussion separately identifies and quantifies all material factors reflected in the revisions, such as changes in commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan, to comply with FASB ASC 932-235-50-5.

         This comment also applies to the reconciliation of the significant changes in the net
         quantities of TGC   s total proved reserves for each line item shown
in the reconciliation,
         other than production, and for each period presented on page F-24.
32.      We note that the change in REP   s total net quantities of proved
reserves attributed to
         extensions and discoveries shown on page F-73 is significantly greater than the corresponding change in the net quantities of proved undeveloped reserves shown on page
         162, i.e., there is a difference of 3,834 MBoe or 20% comparing the 19,579 MBoe change
 Michael J. Rugen
Tengasco, Inc.
December 9, 2020
Page 8
      attributed to total proved reserves, and the 15,745 MBoe change attributed to proved undeveloped reserves for the year ended September 30, 2019. Expand your discussion of
      the changes in REP   s total proved reserves attributed to extensions and
discoveries to
      explain the reason(s) for this difference to comply with FASB ASC 932-235-50-5. This comment also applies to any similar differences, if significant, for the years ended
      September 30, 2018 and 2017.
Exhibits

33.   We note that Riley Exploration     Permian, LLC (REP) has a revolving
credit facility of up
      to $500 million and that as of October 30, 2020, REP had $101.0 million of outstanding borrowings and an additional $31.5 million available under its revolving credit facility.
      We further note that REP and its lenders amended REP   s existing credit
facility to, among
      other things, extend the maturity date of REP   s revolving credit
facility for an additional
      two years to September 28, 2023. Please file the agreement as an exhibit to your registration statement or tell us why you believe it is not required to be filed under Item
      601(b)(10) of Regulation S-K.
34. Please file copies of your employment or compensation agreements with Michael J.
      Rugen, Bobby D. Riley and Kevin Riley as exhibits. Refer to Item 601(b)(10)(iii)(A).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact John Cannarella, Staff
Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if
you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan
Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael J. Rugen
                                                           Division of
Corporation Finance
Comapany NameTengasco, Inc.
                                                           Office of Energy &
Transportation
December 9, 2020 Page 8
cc:       Kristin Lentz
FirstName LastName